

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Jay Puchir
Chief Financial Officer
White River Energy Corp.
609 W/ Dickson St., Suite 102 G
Fayetteville, AR 72701

> **Re: White River Energy Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 5, 2023**
> **File No. 333-268707**

Dear Jay Puchir:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors
If the Company was subject to the Investment Company Act of 1940 or the 1940 Act, we would be required to expend significant resources..., page 21

1. In the sentence beginning "However, the Fund does not intend to sell partnership…" please (a) replace "will" with "is expected to" and (b) replace "exemption from registering as" with "exclusion under Section 3(c)(1) from the definition of."

<u>Pro Forma Condensed Consolidated Balance Sheet - March 31, 2023, page 33</u>

2.   We note that your $1,141,000 Other Transaction Adjustment on the Cash line item does not foot down, across or equal the sum of the amounts described in footnote (1). Please revise as necessary to resolve these inconsistencies.

<u>Business</u>
<u>Key Developments, page 51</u>

3.   We note you disclosed on page 51 that as of June 15, 2023, Ault Energy had $1.4 million in obligations related to your various drilling projects. However, due to Ault Energy's failure to make timely payments of the full amounts, you have concluded that Ault Energy's participation rights are no longer enforceable except for amounts previously paid and for which all other obligations of Ault Energy have been satisfied.

In light of Ault Energy's failure to make payments of the full amounts, please expand your disclosure to clarify when you expect to receive the $1.4 million balance of the $3.25 million that is guaranteed by Ecoark, related to Ault Energy's exercise of the participation rights, as reported on page F-3 and disclosed in Note 11, and describe any any uncertainty regarding recovery of the balance.

<u>The Fund, page 53</u>

4.   We note your description of the Fund, including disclosure explaining that you have made a commitment to reacquire the partnership interests of all investor partners in the Fund at the earlier of 42 months after terminating the Offering, or March 31, 2027, with the redemption amount based on a PV20 valuation though subject to your cash availability.

Please expand your disclosure to describe any rights the investor partners will have to enforce redemption, including the terms governing recourse or remedy if you are unable to satisfy a redemption demand.

<u>Business</u>
<u>Legal Proceedings, page 59</u>

5.   Please revise your discussion of legal proceedings to include all of the information specified in Item 103 of Regulation S-K, including the names of the parties.

Note 4 - Oil and Gas Properties , page F-18

6.   We note your disclosure on page F-10 indicating that you recorded a $5.5 million charge for your oil and gas properties under the full cost ceiling test for the fiscal year ended March 31, 2023, and disclosures on pages F-10 and F-18 stating that you recorded $5.9 million in total depletion and impairment expenses for the year. As you do not identify any similar ceiling test write-down for the prior year, please clarify the reasons that depletion expenses would be $0.4 million in fiscal 2023, compared to $6 million in fiscal 2022.

      Provide us with a roll-forward of your oil and gas properties balances that reflects the above charges, distinguishing between depletion and impairment expenses for each period, and reconciled to the depletion and impairment expenses reported on page F-4.

7.   Please expand your disclosures to provide all of the information required by Rule 4-10(c)(7)(ii) of Regulation S-X, regarding capitalized costs of unproved properties, including descriptions of the current status of the significant properties, the anticipated timing of the inclusion of the costs in the amortization computation, and a tabulation showing the composition of these costs. For example, indicate the extent to which such costs were acquisition, exploration, or development costs, and the extent to which these costs were incurred in each of the last three fiscal years and in the aggregate for any preceding years.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Estimated Quantities of Proved Reserves (Bbl), page F-36

8.   Your disclosure of the changes in the net quantities of proved reserves during FY 2023 and FY 2022 are not accompanied by an explanation for each category of change. Please expand your disclosure to include an explanation of the significant components related to each line item other than production for the periods presented. If two or more unrelated factors are combined to arrive at the overall change, you should separately identify and quantify each contributing factor, including offsetting factors, so the entire change volume between periods is fully explained. Your disclosure of revisions in previous estimates should identify the changes associated with individual factors such as: commodity prices, costs, royalty or working interest adjustments, and well performance. Refer to the disclosure requirements in FASB 932-235-50-5.

Exhibits

9.   With reference to your Form 8-K filed July 7, 2023, please file Amendment No. 1 to your Amended and Restated Bylaws as an exhibit to your registration statement.

General

10.   We note your response to prior comment 6 and reissue the comment in part. Please revise your fee table at Exhibit 107 to ensure that disclosure regarding the securities being offered is consistent with your prospectus and your legal opinion filed as Exhibit 5.1.

11.   Please revise your prospectus to provide an organizational diagram that depicts the structure of the company and the relationships among the company and its related entities.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael D. Harris, Esq.